PMU News Release #08-05
TSX, AMEX Symbol PMU

February 29, 2008

PACIFIC RIM CLOSES PRIVATE PLACEMENT FINANCING

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce that it has closed its previously announced private placement financing. A total of CDN $7,046,550 was raised through the issuance of 6,711,000 units (“Units”), consisting of one common share (a “Share”) and one share purchase warrant (“Warrant”), with each Warrant exercisable into one Share for a period of 18 months at an exercise price of $1.35. Further details of the terms of the financing are available in the Company’s news releases # 08-03 and 08-04 dated February 6 and February 19, 2008 respectively.

The Company has also issued 350,350 warrants (“Finder’s Warrants”) and paid an aggregate of $367,867.50 in cash to certain finders in connection with the private placement. Each Finder’s Warrant is exercisable into one Share for a period of 18 months at an exercise price of $1.11.

The Shares, Warrants, Finder’s Warrants are subject to a four-month hold period as required under applicable Canadian securities law, expiring June 30, 2008. The common shares underlying the Warrants and Finder’s Warrants will also be subject to a hold period expiring June 30, 2008 if the Warrants and Finder’s Warrants, as applicable, are exercised prior to that date.

The proceeds of the financing will be used to fund the Company’s El Dorado and Santa Rita work programs, which the Company intends to accelerate upon the passing in El Salvador of new mining legislation that is expected in the coming months, and for general corporate purposes.

The Shares, Warrants, shares underlying the Warrants, and the Finder’s Warrants are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operations in North America and exploration assets in Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the ultimate use of funds, and possible changes to the El Salvador mining laws. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The Shares, Warrants, shares underlying the Warrants, Finder’s Warrants, and the shares underlying the Finder’s Warrants are not currently qualified by prospectus or registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the laws of any state, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The securities are subject to resale restrictions under applicable securities laws.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com